UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Epiq Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

26882D109

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26882D109	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Tom W. Olofson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,809,134
	6	SHARED VOTING POWER 300,000
	7	SOLE DISPOSITIVE POWER 3,809,134
	8	SHARED DISPOSITIVE POWER 20,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,109,134
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.78% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using 37,513,009 shares outstanding as disclosed in Epiq Systems, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2015, and assumes that 593,079 shares underlying exercisable options and an equity award are outstanding.

CUSIP No. 26882D109	13G	Page 3 of 6 Pages

Item 1	(a)	Name of Issuer: Epiq Systems, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:
501 Kansas Avenue Kansas City, Kansas 66105-1300

Item 2	(a)	Name of Person Filing:
This Schedule 13G is being filed by Tom W. Olofson (the “Reporting Person”).

Item 2	(b)	Address of Principal Business Office or, if none, Residence:
Tom W. Olofson c/o Epiq Systems, Inc.
501 Kansas Avenue
Kansas City, Kansas 66105-1300

Item 2	(c)	Citizenship:
The Reporting Person is a citizen of the United States of America.

Item 2	(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2	(e)	CUSIP Number:
26882D109

Item 3		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No. 26882D109	13G	Page 4 of 6 Pages

	(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

	(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4		Ownership:

Amount beneficially owned: The Reporting Person beneficially owns an aggregate of 4,109,134 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person include (a) 280,000 shares owned by the Tom W. and Jeanne H. Olofson Foundation with respect to which the Reporting Person and his spouse share voting power but neither have dispositive power (or a pecuniary interest); (b) 20,000 shares owned jointly by the Reporting Person and his spouse of which the Reporting Person has shared voting and dispositive power; (c) 512,500 shares of Common Stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days after December 31, 2015; and (d) 80,579 shares of Common Stock, which vested in January 2016 upon the achievement of certain performance-based criteria for the fiscal year ending December 31, 2015, after giving effect to the forfeiture of vested shares of Common Stock that were surrendered by the Reporting Person to satisfy income tax obligations in connection with the vesting of such shares.

	(a)	Percent of class: See Item 11 on the cover page hereto.

	(b)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 3,809,134

(ii) shared power to vote or to direct the vote: 300,000

(iii) sole power to dispose or to direct the disposition of: 3,809,134

(iv) shared power to dispose or to direct the disposition of: 20,000

Item 5		Ownership of Five Percent or Less of a Class:

Not Applicable.

CUSIP No. 26882D109	13G	Page 5 of 6 Pages

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

By:	/s/ Tom W. Olofson
Tom W. Olofson